Consent of Independent Registered Chartered Accountants

We consent to the use of our reports dated March 28, 2012 relating to the consolidated financial statements of Northern Dynasty Minerals Ltd. for the year ended December 31, 2011 and the effectiveness of Northern Dynasty Minerals Ltd.’s internal control over financial reporting as at December 31, 2011 appearing in this Annual Report on Form 40-F of Northern Dynasty Minerals Ltd.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 30, 2012